



06015873

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

Date	July 28, 2006
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.schikker@hq.vnu.com
Subject	**ADR file nr. 82-2876**



SUPPL

Dear Sirs,

Please find enclosed the following press release, dated :

July 28, 2006 **VNU Shareholders Approve Change To Private Company Status**

With kind regards,
VNU bv

Marianne Damad


SEC MAIL
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VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of C...

1.1.001 02.99



Press release

Date July 28, 2006

VNU SHAREHOLDERS APPROVE CHANGE TO PRIVATE COMPANY STATUS

New Supervisory Board Members Appointed at EGM;

VNU Acquires Preferred Shares, Squeeze-Out Procedure to Start

Haarlem, the Netherlands – VNU, a leading global information and media company, announced that it has changed its legal name to VNU Group B.V. from VNU N.V., as shareholders approved its conversion into a private company at an Extraordinary General Meeting (EGM) here today.

Shareholders approved the conversion of VNU from a public company (*naamloze vennootschap*) into a private company with limited liability (*besloten vennootschap met beperkte aansprakelijkheid*), along with related amendments to the company's Articles of Association. The conversion was made official with the execution of a notarial deed following the conclusion of the EGM.

New Supervisory Board Members Appointed

VNU also announced that, during the meeting, which was held at VNU's Haarlem headquarters, the following new members were appointed to the company's Supervisory Board:

- Mr. J.A. Quella (representative of The Blackstone Group L.P.);
- Mr. J.A. Attwood, Jr. (representative of The Carlyle Group);
- Mr. D. F. Akerson (representative of The Carlyle Group);
- Lord C. Hollick (representative of Kohlberg Kravis Roberts & Co. L.P.);
- Mr. R.J. Bressler (representative of Thomas H. Lee Partners, L.P.),

The new Supervisory Board members replace Messrs. R. Reid of The Blackstone Group, E.P.S. Merrill of The Carlyle Group, M.J. Connelly of The Carlyle Group, S. Brown of KKR and G.R. Taylor of Thomas H. Lee, all of whom were appointed to the Supervisory Board during the company's Annual General Meeting of Shareholders on June 13, 2006, and resigned their positions at the conclusion of today's meeting. The other current members of the 12-person Supervisory Board will retain their positions. Each board member has a term that expires at the conclusion of the company's Annual General Meeting of Shareholders in 2010.

All other shareholder proposals, which can be found at www.vnu.com/cg/shareholdersMeeting, were adopted during today's meeting.

VNU Group B.V. / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

Press release

Acquisition of Preferred B Shares

After today's EGM and prior to VNU's conversion into a private company, VNU, in view of its proposed new financing structure (see VNU press release of July 10, 2006), acquired all of the preferred B shares in its share capital from Valcon Acquisition B.V. (Valcon).

Valcon declared its public offer for VNU unconditional on May 21, 2006 and now holds or controls approximately 99.5% of VNU's share capital. Valcon anticipates that it will initiate a squeeze-out procedure (*uitkoopprocedure*), as referred to in the Dutch Civil Code, on or about Monday, July 31, 2006, to acquire all of the company's remaining ordinary shares.

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media information (Nielsen Media Research), business publications (Billboard, The Hollywood Reporter, Computing, Intermediair) and trade shows. The privately held company is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. VNU employs nearly 41,000 people and had total revenues of EUR 3.5 billion in 2005. For more information, visit www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 92